UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

AntriaBio, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
037230109
(CUSIP Number)
Dr. Nickolay Kukekov c/o AntriaBio, Inc. 890 Santa Cruz Avenue Menlo Park, CA 94025 (650)-847-1919
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons.
Nickolay Kukekov

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	OO
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	2,392,000 shares of Common Stock
	8.	Shared Voting Power	None
	9.	Sole Dispositive Power	2,392,000 shares of Common Stock
	10.	Shared Dispositive Power	None
11		Aggregate Amount Beneficially Owned by Each Reporting Person	3,989,074 shares of Common Stock1
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	9.97%2
14.		Type of Reporting Person (See Instructions)
IN

1	Represents (a) 2,392,000 shares of Common Stock of the Issuer directly held by Dr. Kukekov; and (b) 1,597,074 shares of Common Stock of the Issuer indirectly held by Dr. Kukekov through his status as a member of Chromium 24, LLC, a Delaware limited liability company. Dr. Kukekov is a non-controlling member of Chromium 24, LLC is does not have voting or dispositive power with respect to the shares of Common Stock of the Issuer held by Chromium 24, LLC. Dr. Kukekov disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Chromium 24, LLC except to the extent of his pecuniary interest therein

2	Based on 40,000,000 shares of common stock outstanding on February 6, 2013. For the beneficial owner above, any options exercisable within 60 days have been included in the denominator.

Item 1.	Security and Issuer.

This Statement is filed with respect to the common stock of AntriaBio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Company is 890 Santa Cruz Avenue Menlo Park, CA 94025.

Item 2.	Identity and Background.

This statement is filed on behalf of the following Reporting Person:

Dr. Kukekov, whose principal address is 890 Santa Cruz Avenue Menlo Park, CA 94025.  Dr. Kukekov serves on the Issuer’s board of directors.  During the past five years Dr. Kukekov has neither been convicted of a criminal proceeding, nor has he been the party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.  In addition, Dr. Kukekov has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Dr. Kukekov is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 31, 2013, pursuant to a share exchange and reorganization agreement (the “Share Exchange and Reorganization Agreement”) by and among the Issuer, AntriaBio Delaware, Inc., and the holders of all outstanding shares of AntriaBio Delaware, Inc. (the “Antria Delaware Stockholders”), the Issuer agreed to issue to the Antria Delaware Stockholders 35,284,000 shares of the Issuer’s common stock representing approximately 88.2% of the Issuer’s issued and outstanding common stock.  In return, the Antria Delaware Stockholders transferred to the Issuer all of the issued and outstanding shares of common stock of AntriaBio Delaware, Inc.  Such transaction is hereinafter referred to as the “Reverse Merger”.  Dr. Kukekov received a total of 2,392,000 Shares for his 2,392,000 shares of common stock of Antria Delaware. In connection with the Reverse Merger, Dr. Kukekov resigned as the Issuer’s Chief Executive Officer, but will remain as a member of the Issuer’s board of directors.

As a result of the Reverse Merger, Dr. Kukekov beneficially owns an aggregate of 3,989,074 shares of the Issuer (“Shares”), which includes (a) 2,392,000 Shares directly held by Dr. Kukekov; and (b) 1,597,074 Shares indirectly held by Dr. Kukekov through his status as a member of Chromium 24, LLC, a Delaware limited liability company.  Dr. Kukekov expressly disclaims beneficial ownership over the Chromium 24, LLC Shares except to the extent of his pecuniary interest therein

The foregoing description of the Share Exchange and Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange and Reorganization Agreement, attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission on February 6, 2013 (the “Form 8-K”), and is incorporated herein by reference.
.
Item 4.	Purpose of Transaction.

Dr. Kukekov acquired the Issuer’s Shares for investment purpose and to effect the Reverse Merger pursuant to the Share Exchange and Reorganization Agreement as described in Item 3 above.  In connection with the Share Exchange and Reorganization Agreement and the Reverse Merger as more fully described in the Form 8-K, Dr. Kukekov resigned as the Issuer’s Chief Executive Officer, but will remain as a member of the Issuer’s board of directors.

Subject to ongoing evaluation, except as otherwise set forth above, Dr. Kukekov has no current plans or proposals which relate to or would otherwise result in any of the following:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

5.	Any material change in the present capitalization or dividend policy of the Issuer;

6.
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

7.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

a.
Dr. Kukekov beneficially owns an aggregate of 3,989,074 Shares, which includes (a) 2,392,000 Shares directly held by Dr. Kukekov; and (b) 1,597,074 Shares indirectly held by Dr. Kukekov through his status as a member of Chromium 24, LLC.  Dr. Kukekov expressly disclaims beneficial ownership over the Chromium 24, LLC Shares except to the extent of his pecuniary interest therein.  Ownership of 3,989,074 Shares represents 9.97% of such outstanding class of the Issuer’s securities.  The percentage calculation is based upon 40,000,000 outstanding Shares as of the date of this Statement.

b.
The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Nickolay Kukekov	2,392,000	0	2,392,000	0

c.	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

d.
The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1: Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2013 (1)

Exhibit 2: Share Exchange and Reorganization Agreement (1)

*Attached herewith

(1)           Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICKOLAY KUKEKOV

Dated: February 8, 2013	By:	/s/ Nickolay Kukekov
	Name:	Nickolay Kukekov